HARTMARX CORPORATION

     July 3, 2008

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3651

Re:       Hartmarx Corporation
Form 10-K for the year ended November 30, 2007
Filed February 8, 2008
File No.  001-08501

Dear Mr. Reynolds:

This will acknowledge your letter dated June 19, 2008.  Following is the Hartmarx Corporation (the “Company”) response to your comments based on your review of the Company’s response as set forth in the Company’s letter dated May 12, 2008.  The comments contained in your letter of June 19, 2008 are in italics.  Our response follows each comment.

Compensation Discussion and Analyses, Page 15

1. We note your response to comment 1 of our letter dated March 7, 2008.  Please confirm that in future filings, you will disclose the specific company performance targets used to determine incentive amounts.

In the Company's initial response letter to the Staff, dated May 12, 2008, the Company stated that, “. . . in future filings the Company will disclose the specific performance targets used to determine incentive amounts, to the extent that such information does not constitute commercial or financial information that is privileged or confidential within the meaning of Exemption 4 [subsection (b)(4) of 5 U.S.C § 552] . . .”  The Company included the phrase “to the extent that such information does not constitute commercial or financial information that is privileged or confidential” in its initial response simply to acknowledge that the Company would conduct a new competitive harm analysis, as contemplated by Instruction 4 to item 402(b) of Regulation S-K, and assess the appropriateness of historical performance target disclosure based on the facts and circumstances at the time of each disclosure.

Mr. John Reynolds
U. S. Securities and Exchange Commission
July 3, 2008

The Company further confirms that to the extent it is appropriate to omit specific performance targets in future filings, the Company will discuss how likely it will be for the Company to achieve the target levels.

Financial Statements, page 30
Note 1 - Summary of Accounting Policies, page 37
Goodwill and Intangible Assets, page 38

2.  We also note your response to comment 2 of our letter.  Please tell us how you define your operating segments and reporting units.  In this regard, explain to us how you determined that there are only two operating segments (Men’s Apparel and Women’s Apparel) when your discussion surrounding moderate tailored clothing product lines and  non-tailored product categories suggests that there may be more than the two operating segments.  Tell us how your chief operating decision maker reviews your financial results in making decisions about allocating resources and assessing performance.  Refer to Section II.L of our Current Accounting and Disclosure Issues in the Division of Corporation Finance, which may be found at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf for additional guidance.

Hartmarx Corporation is organized into two operating and reportable segments based on the products marketed.  Following the disposition in the 1990’s of its separate retail operation, the Company’s operating segments have been defined as the Men’s Apparel Group and Women’s Apparel Group.

The Company has separately reported each operating segment that has been identified in accordance with Paragraph 10 through 15 of FAS 131.  Each of these segments meet the

FAS 131 Paragraph 10 definition of an operating segment as:

▪	Each of the Men’s Apparel Group and Women’s Apparel Group segments engages in business activities from which it earns revenues and incurs expenses.

▪
Overall decisions relating to resource allocations and performance assessment are determined on a Men’s Apparel Group and Women’s Apparel Group segment basis by the Chief Operating Decision Maker ("CODM").

▪	Discrete financial information for each of the Company’s two segments is available.

Mr. John Reynolds
U. S. Securities and Exchange Commission
July 3, 2008

There is a clear distinction between men’s and women’s product lines with respect to the end consumer, the target customers, product development, product sourcing and branding alternatives.  The Company's CODM is the Chief Executive Officer.    The Chief Executive Officer was formally the Men's Apparel Group segment manager and as he took on President and CEO responsibilities he also retained his Men's Apparel Group role due to the downsizing of the Company.  The Women's Apparel Group segment is managed by a separate individual.

Within each segment, the Company markets a range of products under multiple brands and different price points.    The product offerings of the Women’s Apparel Group are concentrated in the better, bridge and luxury price points and its six reporting units, generally corresponding to the brands marketed, are overseen by the Women’s Apparel Group segment manager.

Product offerings within the Men's Apparel Group span a wide range of price points.  In managing this segment, the Company utilizes information regarding product line revenue including those aggregating to what is referred to in the Company's Management Discussion and Analysis as "tailored", "moderate tailored" and "non-tailored" product lines.  The product lines discussed in the Company's Management Discussion and Analysis do not fully correspond with the Men's Apparel Group reporting units.   The Company does not prepare nor does the CODM review profitability measures for these product lines.

There are seven reporting units within the Men's Apparel Group.   The reporting units, at which operational data is accumulated and reviewed and the level at which the Company performs its goodwill impairment testing, generally follows the brands marketed within the Men's Apparel Group.   As noted in our previous letter, there is no goodwill in the reporting units or unamortized intangible assets associated with the moderate tailored product lines.  In addition, there have been no impairments of goodwill in the reporting units or unamortized intangible assets associated with the Men's Apparel Group.

Within the Men’s Apparel Group there is a significant degree of shared services, production resources and management oversight in the manufacturing, sourcing and administrative functions related to the segment’s product lines taken as a whole.  As an example of the allocation of resources and evaluation of segment profitability referred to above, the consideration to possibly reduce or eliminate certain of the Company’s moderate priced tailored clothing offerings within the Men’s Apparel Group segment was based in part on the deteriorating revenues and gross margins of the affected products; however, the profitability impact evaluation and decision was necessarily based on the impact to the total segment as certain manufacturing and administrative

Mr. John Reynolds
U. S. Securities and Exchange Commission
July 3, 2008

functions also service the segment’s higher priced tailored clothing and non-tailored men’s product lines.  Similarly, as the segment’s various other men’s non-tailored product offerings also share some common management and facilities with the men’s tailored lines, allocating these costs to the product line level would result in an imprecise allocation methodology and increase the risk of such allocations not being meaningful.  Accordingly, while product line information at the revenue level is informative and has been included in the Company’s Management Discussion and Analysis narrative, the pool of indirect manufacturing and administrative costs is subject to various methods of possible allocation, resulting in the CODM’s assessment of performance and allocation of resources based on profitability and returns at the segment level.

Based on the foregoing, the Company believes that its identification of operating segments based on the manner in which its CODM makes decisions about resources to be allocated to the segments, the manner in which the CODM determines strategy, establishes financial and operating goals and assesses performance of the segments, and the overall organizational structure in which the Company operates, is in accordance with Paragraph 10 through 15 of FAS 131.

In summary, consistent with the “management approach” identified by the Financial Accounting Standards Board for determining what segment information to report, the Company has determined its operating segments based on how it manages its entire scope of operations and has defined its reportable segments in accordance with Paragraph 16 of FAS 131 as the Men's Apparel Group and Women's Apparel Group.

Any further comments or questions related to our response to the Compensation Discussion and Analysis item can be directed to Taras Proczko, Senior Vice President and General Counsel (312-357-5321) or to the undersigned (312-357-5400) with respect to the 10-K item.

Very truly yours,
HARTMARX CORPORATION

By: /s/ Glenn R. Morgan
Glenn R. Morgan
Executive Vice President and
Chief Financial Officer

Mr. John Reynolds
U. S. Securities and Exchange Commission
July 3, 2008

cc:	Michael B. Rohlfs, Chairman, Audit and Finance Committee
of the Hartmarx Corporation Board of Directors
Taras Proczko, Esq. – Sr. Vice President and General Counsel,
Hartmarx Corporation (fax – 312-357-5807)
Mr. Ryan Milne
Ms. Pam Howell
Cathey Baker